QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	1998	1999	2000*	2001	2002
Fixed charges:
Interest expense	$9,570	$17,116	$19,679	$19,450	$18,308
Amortization of capitalized expenses related to debt	150	242	1,026	894	1,442
Rental expense factor	720	876	1,606	1,516	1,529

Total fixed charges before capitalized interest and preferred stock dividends	10,440	18,234	22,311	21,860	21,279
Capitalized interest	600	686	770	298	184

Total fixed charges	11,040	18,920	23,081	22,158	21,463
Preferred stock dividends	1,082	167	88	46	—

Total fixed charges plus preferred dividends	$12,122	$19,087	$23,169	$22,204	$21,463

Earnings (loss) available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$17,023	$19,361	$(101,035)	$11,253	$12,162
Add fixed charges before capitalized interest and preferred stock dividends	10,440	18,234	22,311	21,860	21,279

Total earnings (loss) available for fixed charges	$27,463	$37,595	$(78,724)	$33,113	$33,441

Ratio of earnings (loss) to fixed charges (1)	2.49	1.99	(3.41)	1.49	1.56

Ratio of earnings (loss) to fixed charges plus dividends (1)	2.27	1.97	(3.40)	1.49	1.56

(1)
For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

*
Earnings were inadequate to cover fixed charges. The coverage deficiency was $101,893 for 2000.

QuickLinks

  EXHIBIT 12